UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File No. 001-10635

NIKE, Inc.

(Full title of the plan)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

(Name of issuer of the securities held pursuant to the plan)

One Bowerman Drive

Beaverton, Oregon 97005

(Address of the plan and address of issuer’s principal executive offices)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Financial Statements and Supplemental Schedules

May 31, 2013 and 2012

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Note:	Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.: (the “Plan”) at May 31, 2013 and May 31, 2012, and the changes in net assets available for benefits for the year ended May 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held At End of Year as of May 31, 2013, and Schedule of Assets Acquired and Disposed of Within Year ended May 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

November 22, 2013

PricewaterhouseCoopers LLP, 1300 SW Fifth Avenue, Suite 3100, Portland, OR 97201

T: (971) 544 4000, F: (971) 544 4100, www.pwc.com/us

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statements of Net Assets Available for Benefits

May 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value
Collective trust funds	$1,628,931,881	$1,304,605,985
NIKE, Inc. Class B common stock	549,825,241	522,643,543
Registered investment companies	89,810,730	70,014,666
Corporate and foreign bonds	39,917,598	37,435,516
Guaranteed investment contract	—	3,414,452
Interest bearing cash	3,425,720	109
Common and foreign stocks	20,973	20,406

Total investments	2,311,932,143	1,938,134,677

Receivables
Employer contributions	46,735,971	42,389,605
Notes receivable from participants	27,201,901	26,552,534
Participant contributions	—	2,484,700
Accrued interest and dividends	2,595,278	2,511,330
Due from broker for securities sold	2,790,079	468,917

Total receivables	79,323,229	74,407,086

Cash	5,184,500	30,027

Total assets	2,396,439,872	2,012,571,790

Liabilities
Due to broker for securities purchased	3,018,375	298,035
Accrued expenses	145,049	126,351

Total liabilities	3,163,424	424,386

Net assets available for benefits at fair value	2,393,276,448	2,012,147,404
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,540,512)	(245,789)

Net assets available for benefits	$2,391,735,936	$2,011,901,615

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended May 31, 2013

Additions
Investment income
Net appreciation in fair value of investments	$334,215,311
Interest and dividends	11,460,370

Total investment income	345,675,681
Less: Investment expenses	(459,938)

Net investment income	345,215,743

Interest income on notes receivable from participants	1,131,763

Contributions
Employer, net of forfeitures	97,009,369
Participant	80,516,764
Rollover	6,018,259

Total contributions	183,544,392

Total additions	529,891,898

Deductions
Benefits paid to participants	(148,820,286)
Administrative expenses	(1,237,291)

Total deductions	(150,057,577)

Net increase	379,834,321
Net assets available for benefits
Beginning of year	2,011,901,615

End of year	$2,391,735,936

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

1.	Description of the Plan

The following description of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide for the retirement income requirements of and sharing in Company profits by all employees of NIKE, Inc. (the “Company”) and a retirement savings program for the employees of the Company not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Administration of the Plan is performed by the Administrative Subcommittee of the Retirement Committee. The Plan is amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

The Northern Trust Company (“Northern Trust” or the “Trustee”) is the Trustee and Aon Hewitt Associates (“Aon Hewitt” or the “Recordkeeper”) is the Recordkeeper of the Plan’s assets. Selected assets are held in the custody of Charles Schwab & Co. Inc. (“Charles Schwab” or the “Custodian”) and are maintained by the Trustee. The Plan’s investment decisions are overseen by the Investment Subcommittee of the Retirement Committee. Members of the Retirement Committee are appointed by the Board of Directors of the Company.

On January 1, 2012, the Company merged the Cole Haan Retirement Savings Plan, Converse Inc. 401(k) Savings Plan, and Hurley International LLC Tax Advantaged Plan (collectively, the “Affiliate Plans”) with and into the Plan (the “Plan Merger”). As a result of the Plan Merger, all assets and liabilities of the Affiliate Plans became assets and liabilities of the Plan, and the Affiliate Plans ceased to exist as of the close of business on January 1, 2012.

Eligibility

All employees, except those employees who are (1) covered by a collective bargaining agreement, (2) living outside the United States and not covered by the Company expatriate program, (3) working at the Company’s Memphis Apparel Distribution Center, whose employment is established pursuant to the Company’s Seasonal On Call Casual Employee Reserve (“SOCCER”) program, (4) not common-law employees, such as leased employees and individuals designated by NIKE as independent contractors, or (5) residing in Puerto Rico and working at the Puerto Rico facility, become eligible to receive profit sharing contributions on the first day of the Plan fiscal year coinciding with or immediately preceding completion of one year of employment with at least 1,000 hours of service. Employees are eligible to participate in the 401(k) portion of the Plan on the first day of employment.

Contributions

Participants may contribute up to 50% of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations under the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Additionally, the Company will match participant contributions at a rate of 100% of the first 5% of the participant’s total base pay that is contributed to the account.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

Prior to May 13, 2011, the Company match contributions related to the Plan’s 401(k) feature were invested in NIKE, Inc. Class B common stock and as of June 1, 2001, these match contributions became subject to participant self-direction after the initial investment in Company stock was made to the Plan. Participants could redeem their shares in Company stock and reinvest the cash into other managed funds. As of May 13, 2011, the Company match followed participants’ fund selections and NIKE, Inc. Class B common stock became one of the investment choices. No more than 10% of a participant’s deferral and corresponding match can go into the NIKE stock fund and a participant can only transfer a portion of his or her existing account balance to purchase NIKE stock if the percentage of their account balance invested in NIKE stock is less than or equal to 20%. Transfers out of the NIKE stock fund are permitted at any time.

Under the Plan’s profit sharing features, the Company may make discretionary annual contributions as designated by the Company’s Board of Directors. However, this amount cannot be greater than the amount allowable as a tax deduction under the IRC. The annual contributions will be funded no later than the date the Company’s federal income tax return is filed.

Profit sharing contributions are invested in various fixed income and equity funds similar to those offered under the Plan’s 401(k) features. Investments held by the Plan on behalf of participants related to profit sharing contributions are nonparticipant-directed. In a nonparticipant-directed program, the Investment Committee, under the guidance of investment managers, directs the specific investments held by the Plan. See Note 7 for applicable disclosures. Investments held by the Plan on behalf of participants related to 401(k) contributions are participant-directed. In a participant-directed program, the individual participant selects the investments for his or her individual account.

Participant Accounts

Separate individual 401(k) and profit sharing accounts are maintained for each participant. Each participant’s 401(k) account is credited with the participant’s contributions and rollovers, the Company’s matching contributions, Plan expenses and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options. Participants direct the investment of their contributions into various investment options offered by the Plan.

An eligible profit sharing participant is entitled to an annual allocation of the employer profit sharing contribution and former participant profit sharing forfeitures after restoration of previously forfeited accounts. Employer profit sharing contributions and former participant forfeitures are allocated first in the proportion of the participant’s annual compensation to compensation of all participants, up to a maximum of 4% of the compensation of each participant. Contributions and forfeitures exceeding 4% of all participants’ annual compensation, if any, are allocated in the ratio of each participant’s excess compensation to total excess compensation of all participants, not to exceed 4% of such excess compensation. Excess compensation is defined as compensation in excess of the social security wage base. The balance of contributions and forfeitures, if any, is allocated to participants in the ratio of each participant’s annual compensation to the total of all participants’ annual compensation, subject to the IRC Section 415 defined maximum limitations. Participants do not direct the investment of profit sharing contributions.

Profit sharing investment income or loss and Plan expenses are allocated daily based on a ratio of each participant’s profit sharing account balance to the total profit sharing account balances.

The total benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested 401(k) and profit sharing accounts.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

Vesting

Participants in the 401(k) portion of the Plan are immediately vested in their elective, rollover, and Company matching contributions, plus actual earnings thereon. The Company contributions into the profit sharing portion of the Plan vest at 25% per year after completing two years of service, and vesting increases 25% for each additional year of service until fully vested after five years. Participants in the profit sharing portion of the Plan become fully vested in the Company’s contributions in the event of total and permanent disability, death, attainment of 65 years of age, or termination of the Plan.

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s profit sharing account is forfeited. Profit sharing forfeitures may be used to reduce future employer contributions or be allocated back to active participants. During the year ended May 31, 2013, profit sharing forfeitures of $1,309,138 were used to reduce employer contributions. At May 31, 2013 and 2012, accumulated profit sharing forfeitures totaled $1,351,379 and $1,653,965, respectively.

Notes Receivable From Participants

Participants may borrow a portion of their elective and rollover contributions by applying to the Administrative Subcommittee. Participants may borrow from their accounts amounts equal to the lesser of 50% of their vested account balance or $50,000 reduced by the balance of any outstanding loans. The term of the loan repayments range up to five years for general purpose loans and up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percentage point. Principal and interest are paid ratably through monthly deductions.

Benefit Payments

On termination of service due to death, disability, hardship, resignation, discharge and retirement, a participant is eligible to receive payments in the amount equal to the value of the participant’s vested interest in his or her account.

Vested benefits are distributed to participants in a lump-sum payment upon termination or are transferred to another qualified trust. Participants with vested benefits greater than $1,000 can elect to receive a distribution or leave their balance in the Plan. Terminated participants with balances greater than $1,000 may leave their vested benefits in the Plan until reaching the age of 65. Participants may apply to the Administrative Subcommittee to withdraw their voluntary 401(k) contributions in the event the participant is over age 59-1/2, or the participant has a financial hardship as stipulated in the Plan provisions. No withdrawals may be made from the unvested portion of the Company’s matching contributions, profit sharing contributions, or earnings thereon.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Recent Accounting Pronouncements and Developments

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS),” which is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The Plan’s management has adopted this update in the Plan’s financial statements.

Investment Valuation and Income Recognition

The Company’s Retirement Committee determines that Plan’s valuation policies utilizing information provided by the Trustee.

Managed funds consist of investments in preferred, common and foreign stock, corporate and foreign bonds, collective trust funds, registered investment companies, U.S. government securities, guaranteed insurance contracts, and interest bearing cash. See note 4 for discussion of fair value measurements.

Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of May 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At May 31, 2013 and 2012, there were $455,396 and $849,252, respectively, payable to participants.

Expenses

Expenses of administering the Plan and those which are directly related to investment transactions are paid out of the assets of the Plan.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s Management invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net asset value (NAV) of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

Subsequent Events

The Plan has evaluated subsequent events through November 22, 2013 and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at May 31, 2013:

Participant-directed
NIKE, Inc. Class B Common Stock	$549,825,241
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	419,124,371
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund	174,974,234
Northern Trust Global Investments Collective Daily Russell 2000 Equity Index Fund	212,483,150
Northern Trust Bank NA Collective Daily All Country World Exchange Fund	208,237,646
Morley Stable Value Fund	146,716,861

Nonparticipant-directed
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	141,364,130

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

The following presents investments that represent 5% or more of the Plan’s net assets at May 31, 2012:

Participant-directed
NIKE, Inc. Class B Common Stock	$522,643,543
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	317,080,621
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund	164,513,968
Northern Trust Global Investments Collective Daily Russell 2000 Equity Index Fund	151,527,888
Northern Trust Bank NA Collective Daily All Country World Exchange Fund	151,113,388
Morley Stable Value Fund	132,456,842

Nonparticipant-directed
Collective trust funds
Northern Trust Global Investments Collective Daily S&P 500 Equity Index Fund	121,638,169

During the year ended May 31, 2013, all of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

NIKE, Inc. Class B common stock	$66,430,220
Collective trust funds	243,715,016
Registered investment companies	21,640,913
Corporate bonds	2,361,766
Preferred and common stocks	67,396

$334,215,311

4.	Fair Value Measurement

In determining fair value, the Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2013 and 2012.

Common and Foreign Stocks: Investments in preferred, common and foreign stocks listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price.

Fixed Income Securities: Corporate bonds and US Treasuries are valued based on market values quoted by dealers who are market makers in these securities, by independent pricing services, or by a methodology approved by Northern Trust. Valuation techniques incorporate available market information and proprietary valuation models, which consider characteristics such as benchmark yield curve, coupon rates, credit spreads, estimated default rates and other features.

Registered Investment Companies: Registered investment companies (or mutual funds) are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Collective trust funds represent investments held in pooled funds. The investments are contributed from employee benefit plans maintained by more than one employer or a controlled group of corporations that is maintained by a bank, trust company, or similar institution that is regulated, supervised, and subject to periodic examination by a state or federal agency. The Plan’s interests in the collective trust funds are valued based on the NAV provided by Northern Trust. The accuracy of the NAV is verified using the audited financial statements of the collective trust funds. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund (Level 3): The Plan invests in the Union Bond & Trust Company Morley Stable Value Fund (“Morley Stable Value Fund”), which holds fully benefit-responsive investment contracts. This fund can be redeemed daily by participants subject to limitations on

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

noncompeting options. The Morley Stable Value Fund’s trustee reserves the right to delay plan sponsor-initiated redemptions for up to 365 days. There are no other restrictions on collective trust transactions. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust fund and guaranteed insurance contract. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust funds as well as the adjustment of the investment in the collective trust funds from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Guaranteed Investment Contract: Guaranteed investment contracts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. Certain unobservable inputs are assessed through review of contract terms (for example, duration or payout date) while others are substantiated utilizing available market data (for example, swap curve rate). The Plan sold its shares of guaranteed investment contracts during the current year, and no longer holds investments in Guaranteed Investment Contracts at May 31, 2013.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of May 31, 2013 and 2012:

	Assets at Fair Value at May 31, 2013
	Level 1	Level 2	Level 3	Total
Collective trust funds
Equity index funds	$—	$1,157,755,403	$—	$1,157,755,403
Other fixed income funds		282,039,321		282,039,321
Real estate funds		33,259,670		33,259,670
Stable value funds			148,446,672	148,446,672
Other short term investment funds		7,430,814		7,430,814

Total collective trust funds	—	1,480,485,208	148,446,672	1,628,931,881

Common and foreign stocks
Consumer discretionary	549,825,241			549,825,241
Energy	18,900			18,900
Information technology	2,073			2,073

Total common and foreign stocks	549,846,214	—	—	549,846,214

Registered investment companies
Commodity funds	41,299,375			41,299,375
Equity funds	33,208,119			33,208,119
Bond funds	10,083,733			10,083,733
Short term funds	4,468,336			4,468,336
Real estate funds	751,167			751,167

Total registered investment companies	89,810,730	—	—	89,810,730
Corporate and foreign bonds		39,917,598		39,917,598
Interest bearing cash	3,425,720			3,425,720

Total assets at fair value	$643,082,664	$1,520,402,806	$148,446,672	$2,311,932,143

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

	Assets at Fair Value at May 31, 2012
	Level 1	Level 2	Level 3	Total
Collective trust funds
Equity index funds	$—	$619,721,910	$—	$619,721,910
Common stock funds	—	254,330,070	—	254,330,070
Other fixed income funds	—	262,957,562	—	262,957,562
Real estate funds	—	27,108,757	—	27,108,757
Stable value funds	—	—	132,456,842	132,456,842
Other short term investment funds	—	8,030,844	—	8,030,844

Total collective trust funds	—	1,172,149,143	132,456,842	1,304,605,985

Common and foreign stocks
Consumer discretionary	522,643,543	—	—	522,643,543
Energy	18,901	—	—	18,901
Information technology	1,505	—	—	1,505

Total common and foreign stocks	522,663,949	—	—	522,663,949

Registered investment companies
Commodity funds	30,332,944	—	—	30,332,944
Equity funds	26,333,271	—	—	26,333,271
Bond funds	8,036,275	—	—	8,036,275
Short term funds	4,790,161	—	—	4,790,161
Real estate funds	522,015	—	—	522,015

Total registered investment companies	70,014,666	—	—	70,014,666
Guaranteed investment contract	—	—	3,414,452	3,414,452
Corporate and foreign bonds	—	37,435,516	—	37,435,516
Interest bearing cash	109	—	—	109

Total assets at fair value	$592,678,724	$1,209,584,659	$135,871,294	$1,938,134,677

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended May 31, 2013:

	Morley Stable Value Fund	Guaranteed Investment Contracts
Balances at beginning of year	$132,456,842	$3,414,452

Purchases	56,606,689	147
Sales	(42,407,971)	(3,440,282)
Realized gains (losses)	307,090	—
Unrealized gains (losses)	1,484,022	—
Other	—	25,683

Balances at end of year	$148,446,672	$—

Unrealized gains/(losses) from the guaranteed investment contract are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average

Morley Stable Value Fund	$148,446,672	Discounted Cash Flow	-Benchmark yields -Default rate -Interpolated yield curve -Broker Quotes	-10% to 25% 0-100% Varies Varies	N/A

Fair Value of Investments in Entities that Use NAV

The following table summarizes those investments measured at fair value using NAV as a practical expedient as of May 31, 2013 and 2012, respectively.

May 31, 2013

Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

NT Collective Government Short Term Investment Fund	$7,430,814	N/A	Daily	Same Day
NT Collective ACWI ex-US Fund (Non-Lending)	$66,992,791	N/A	Daily	1 Day
NT Collective Daily Aggregate Bond Index Fund	$244,519,485	N/A	Daily	Same Day
NT Collective Daily Russell 2000 Equity Index Fund	$247,174,935	N/A	Daily	Same Day
NT Collective S&P 400 Index Fund	$34,892,149	N/A	Daily	Same Day
NT Collective Daily S&P 500 Equity Index Fund	$560,488,501	N/A	Daily	Same Day
NT Collective World Government Bond Index Fund	$37,519,836	N/A	Daily	1 Day
NT Collective ACWI ex-US Fund (Lending)	$208,237,646	N/A	Daily	1 Day
NT Collective Developed International Small Cap Index Fund	$39,969,380	N/A	Daily	1 Day
NT Collective Global Real Estate Index Fund	$33,259,670	N/A	Daily	1 Day

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

May 31, 2012

Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

NT Collective Government Short Term Investment Fund	$8,030,857	N/A	Daily	Same Day
NT Collective ACWI ex-US Fund (Non-Lending)	$49,173,311	N/A	Daily	1 Day
NT Collective Daily Aggregate Bond Index Fund	$229,327,332	N/A	Daily	Same Day
NT Collective Daily Russell 2000 Equity Index Fund	$178,374,494	N/A	Daily	Same Day
NT Collective S&P 400 Index Fund	$28,006,624	N/A	Daily	Same Day
NT Collective Daily S&P 500 Equity Index Fund	$438,718,790	N/A	Daily	Same Day
NT Collective World Government Bond Index Fund	$33,630,230	N/A	Daily	1 Day
NT Collective ACWI ex-US Fund (Lending)	$151,113,388	N/A	Daily	1 Day
NT Collective Global Real Estate Index Fund	$27,108,757	N/A	Daily	1 Day

5.	Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Northern Trust and Charles Schwab. Northern Trust is the Trustee of the Plan assets and Charles Schwab is the Custodian of selected assets and, therefore, these investments represent exempt party-in-interest transactions.

Certain Plan investments are shares of Company common stock. For the year ended May 31, 2013 and 2012, the Plan purchased 141,834 and 144,054 shares of NIKE, Inc. Class B common stock, respectively, at a cost of $9,457,249 and $6,767,684, respectively. For the same years ended, the Plan sold 505,096 and 796,896 shares of NIKE, Inc. Class B common stock, respectively, at a cost of $37,495,438 and $33,712,596, respectively. At May 31, 2013 and 2012, the Plan held $549,825,241 (8,917,049 shares) and $522,643,543 (9,662,480 shares), respectively, of NIKE, Inc. Class B common stock.

6.	Plan Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated January 16, 2008 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan has submitted the necessary filing to the IRS and is waiting for a response.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of May 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions within the United States of America; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

7.	Nonparticipant-directed Investments

Information about the net assets at May 31 and the significant components of the changes in net assets for the year ended May 31 relating to the nonparticipant-directed investments is as follows:

	2013	2012
Net assets
Collective trust funds	$464,281,446	$387,485,719
Employer receivable	46,735,971	40,890,757
Registered investment companies	41,130,734	30,196,587
Corporate and foreign bonds	39,713,678	37,435,516
Accrued interest and dividends	717,747	768,025
Cash	—	—
Interest bearing cash	3,415,879	—
Common and foreign stocks	20,973	20,406
Preferred stocks	203,920	—
Due from broker for securities sold	2,666,862	101,557
Due to broker for securities purchased	(3,018,375)	(298,035)
Accrued expenses	(69,203)	(59,681)

Total net assets	$595,799,632	$496,540,851

Year Ended
May 31, 2013
Changes in net assets
Net appreciation in fair value of investments	$83,093,519
Employer contributions	48,227,207
Interest and dividends	3,237,248
Purchases and sales, net	(1,902,569)
Administrative and investment expenses	(671,410)
Benefits paid to participants	(32,725,214)

$99,258,781

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2013 and 2012

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at May 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$2,391,735,936	$2,011,901,615
Benefits payable	(455,396)	(849,252)
Loans deemed to be distributions for financial reporting purposes	(559,901)	(593,778)
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	1,540,512	245,789

Net assets available for benefits per Form 5500	$2,392,261,151	$2,010,704,374

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at May 31, 2013:

Net increase in net assets per the financial statements	$379,834,321
Benefits payable at May 31, 2013	(455,396)
Benefits payable at May 31, 2012	849,252
Loans deemed to be distributions for financial reporting purposes at May 31, 2013	(559,901)
Loans deemed to be distributions for financial reporting purposes at May 31, 2012	593,778
Adjustment from fair value to contract value for interest in collective trust at May 31, 2013	1,540,512
Adjustment from fair value to contract value for interest in collective trust at May 31, 2012	(245,789)

Net increase in net assets per Form 5500	$381,556,777

Supplemental Schedules

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Participant directed
	1st Eagle Funds Inc	Registered investment company						$6,292
	1st Eagle Funds Overseas Fund	Registered investment company						177,908
	1st Eagle Sogen Funds Global Fund	Registered investment company						460,823
	1st Eagle Sogen Funds Gold Fund	Registered investment company						31,608
	3rd Avenue Tr Intl Value Fund	Registered investment company						24,685
	3rd Avenue Tr Real Estate Value Fund	Registered investment company						62,875
	Aberdeen Intl Equity Fund	Registered investment company						14,102
	Aberdeen Global Nat Res Fund	Registered investment company						6,396
	Advantage Funds Dreyfus Global Absolute	Registered investment company						9,627
	Advisors Inner Circle Fund Acadian Emerging Mkts Inst Fund	Registered investment company						7,166
	Advisors Inner Circle Fund Cambiar Aggressive Value	Registered investment company						33,533
	Advisors Inner Circle Fund Cambiar Opportunity	Registered investment company						47,672
	Advisors Inner Circle Fund II Inc New Champlain Small Co Fund	Registered investment company						16,461
	Aim Invesco Balanced-risk Allocation Fund CL A	Registered investment company						9,228
	Aim Invesco International Fund Asia	Registered investment company						18,126
	Aim Sector Funds Invesco Gold & Precious Metals	Registered investment company						18,105
	Aim Sector Funds Invesco Van Kampen CL Y	Registered investment company						8,186
	Aim Sector Funds Invesco Small Cap Value CL A	Registered investment company						12,444
	Alger Funds II Spectra CL I	Registered investment company						57,781
	Alliance Bernstein Growth & Inc Fund	Registered investment company						17,648
	Alliance Bernstein Global Bond	Registered investment company						99,298
	Alliance Berstein HI Inc Fund CL A	Registered investment company						46,494
	Alliance Bernstein Quasar Fund CL A	Registered investment company						1,211
	Alliance Bernstein Small/Mid Cap Growth	Registered investment company						1,148
	Allianz Funds RCM Global Small Cap CL D	Registered investment company						1,234
	Allianz Funds NFJ Intl Value Fund CL D	Registered investment company						20,827
	Allianz Funds NFJ Dividend Value	Registered investment company						34,901
	Allianz Funds RCM Wellness Fund	Registered investment company						34,463
	Amana Mutual Fund Tr Growth Fund	Registered investment company						226,669
	Amana Mutual Fund Tr Income Fund	Registered investment company						60,337
	American AMCAP Fund	Registered investment company						23,423
	American Beacon Funds Large Cap Value Fund	Registered investment company						71,999
	American Beacon Funds Small Cap Value Fund	Registered investment company						39,571
	American Cap World Growth & Inc Fund	Registered investment company						4,320
	American Century 20th Century Growth Fund	Registered investment company						271,328
	American Century Cap Portfolio Inc Equity Income Fund	Registered investment company						459,374
	American Century Cap Portfolio Inc Mid Cap Value Fund	Registered investment company						113,321
	American Century Cap Portfolio Inc Real Estate Fund	Registered investment company						21,228
	American Century Cap Portfolio Inc Value Fund	Registered investment company						20,736
	American Century Ginnie Mae Investor Class	Registered investment company						4,332

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	American Century Govt Inc Tr Benham	Registered investment company						101,606
	American Century Govt Inc Tr Inflation-adjusted Bd Fund	Registered investment company						72,182
	American Century Intl Bond Fund	Registered investment company						10,555
	American Century Mut Fund Inc Heritage Fund	Registered investment company						79,333
	American Century Mutual Funds Inc Cap Value	Registered investment company						73,079
	American Century Quantitative Equity Growth Fund	Registered investment company						169,454
	American Century Quantitative Equity Utils Fund	Registered investment company						56,920
	American Century Ultra	Registered investment company						12,334
	American Century World Mutual Fund Inc 20th Centy Intl Discovery Fund	Registered investment company						23,927
	American Century World Mutual Fund Inc 20th Centy Intl Growth Fund	Registered investment company						100,962
	Appleseed Fund	Registered investment company						23,114
	Arbitrage Fund Cl R	Registered investment company						13,558
	Ariel Growth Appreciation Fund	Registered investment company						17,832
	Arrow Invts Tr Commodity Stategy	Registered investment company						16,452
	Artio Global Invt Funds Aberbeen Select Intl Equity CL A	Registered investment company						13,589
	Artio Global Invt Funds Aberbeen Select Intl Equity II CL A	Registered investment company						7,564
	Artisan Funds Global Value	Registered investment company						28,428
	Artisan Funds Inc International Value Fund	Registered investment company						42,230
	Artisan Funds Inc International Fund	Registered investment company						327,044
	Artisan Funds Inc International Small Cap Fund	Registered investment company						14,518
	Artisan Partners Funds Global Equity	Registered investment company						16,045
	Artisan Funds Mid Cap Fund	Registered investment company						235,760
	Artisan Funds Mid Cap Value Fund	Registered investment company						32,131
	AQR Funds Small Cap Momentum	Registered investment company						10,855
	Aquila Three Peaks High Income Fund	Registered investment company						24,619
	Aston Funds Small Cap Growth	Registered investment company						24,914
	Aston Funds for future issues—Fairpointe Mid Cap Fund	Registered investment company						31,078
	Aston Funds for future issues—Montag Caldwell Growth Fund	Registered investment company						14,310
	Baird Funds Core Plus Bond Fund	Registered investment company						62,211
	Baron Ast Fund Growth Fund	Registered investment company						400,189
	Baron Ast Fund Small Cap Fund	Registered investment company						175,191
	Baron Invt Funds Tr Opportunity Fund	Registered investment company						2,925
	Baron Partners Fund	Registered investment company						88,155
	Baron Select Fund Real Estate Fund	Registered investment company						6,560
	Berkshire Funds Focus Fund	Registered investment company						1,829
	Blackrock Equity Dividend Fund CL-A	Registered investment company						120,497
	Blackrock Equity Dividend Fund Svc Cl	Registered investment company						34,834
	Blackrock Funds Intl Opportunities Portfolio	Registered investment company						61,309
	Blackrock Funds Intl Bond Portfolio	Registered investment company						10,687
	Blackrock GNMA Portfolio	Registered investment company						3,480
	Blackrock Hlth Sc- Inv A	Registered investment company						9,140
	Blackrock Global Allocation Fund	Registered investment company						14,511
	Blackrock Global Emerging Markets-A	Registered investment company						31,118
	Blackrock Nat Res Tr CL A	Registered investment company						4,517
	Blair William Mutual Funds Small Cap Growth Fund	Registered investment company						59,882
	Blair William Mutual Funds Small Mid-Cap Growth Fund	Registered investment company						18,354

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	BMO Small Cap Growth	Registered investment company						10,551
	Bny Mellon Funds Tr Small Cap Stk Fund	Registered investment company						1,455
	Bridgeway Aggressive Investors Fund	Registered investment company						11,472
	Brown Advisory Growth Equity Fund	Registered investment company						39,929
	Brown Cap Mgmt Small Co Fund	Registered investment company						26,789
	Buffalo Hi Yield Fund	Registered investment company						13,104
	Buffalo Funds Discovery	Registered investment company						29,309
	Buffalo Emerging Opportunities Fund	Registered investment company						748
	Buffalo Small Cap Fund	Registered investment company						48,177
	Calamos Invt Tr New Global Equity Fund CL A	Registered investment company						2,633
	Calamos Invt Tr New Growth Fund	Registered investment company						68,643
	Calamos Invt Tr New Intl Growth Fund	Registered investment company						2,691
	Calvert Ultra Short Income Fund CL Y	Registered investment company						25,472
	CGM Focus Fund	Registered investment company						168,454
	CGM Tr Realty Fund	Registered investment company						115,292
	Cohen & Steers Intl Rlty Shs Fund	Registered investment company						14,080
	Cohen & Steers Rlty Focus Fund Cl A	Registered investment company						15,992
	Cohen & Steers Rlty Shs Inc Com Fund	Registered investment company						352,516
	Columbia Acorn Tr Fund	Registered investment company						12,484
	Columbia Funds Global Dividend Opp	Registered investment company						25,914
	Columbia Funds Ser Tr Emerging Markets	Registered investment company						22,827
	Columbia Funds Ser Tr Energy & Nat Res	Registered investment company						61,605
	Columbia Funds Ser Tr Value & Restructuring CL A	Registered investment company						83,947
	Columbia Funds Ser Tr Value & Restructuring CL Z	Registered investment company						187,056
	Columbia Funds Ser Tr Marsico 21st Century Fund	Registered investment company						65,646
	Columbia Funds Ser Tr Mid Cap Value	Registered investment company						7,944
	Conestoga Funds Small Cap Fund	Registered investment company						40,021
	CRM Small/Mid Cap Value Fund	Registered investment company						15,423
	Croft Value Fund Cl R	Registered investment company						56,191
	Davis NY Venture Fund	Registered investment company						1,884
	Delaware Pooled Tr Diversified Income Fund	Registered investment company						11,183
	DFA Invt Dimensions Group US Micro Cap Fund	Registered investment company						13,800
	Diamond Hill Large Cap	Registered investment company						9,969
	Diamond Hill Small Cap Fund	Registered investment company						15,608
	Direxion Funds Latin America Bull	Registered investment company						2,271
	Direxion Funds Commodity Bull 2x	Registered investment company						1,083
	Direxion Funds 10 Year Note Bear 2.5x Fund	Registered investment company						29,688
	Direxion Funds 10 Year Note Bull 2.5x Fund	Registered investment company						1,079
	Dodge & Cox Balanced Fund	Registered investment company						251,275
	Dodge & Cox Inc Fund	Registered investment company						182,274
	Dodge & Cox International Stock Fund	Registered investment company						197,365
	Dodge & Cox Stock Fund	Registered investment company						122,518
	Domini Social Index Fund	Registered investment company						6,576
	Doubleline Total Return Bond—N	Registered investment company						121,182
	Doubleline Total Return Bond—I	Registered investment company						12,077

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Dreyfus Appreciation Fund	Registered investment company						74,445
	Dreyfus Emerging Markets Fund CL A	Registered investment company						7,830
	Dreyfus Fund Inc	Registered investment company						15,482
	Dreyfus Index Funds Small Cap Stock Fund	Registered investment company						45,448
	Dreyfus Invt Grade Funds	Registered investment company						5,089
	Dreyfus Midcap Index Fund	Registered investment company						20,306
	Dreyfus Midcap Growth Fund	Registered investment company						17,600
	Dreyfus Opportunistic Mid Cap Value	Registered investment company						31,395
	Driehaus Mutual Fund Emerging Mkts Cl A	Registered investment company						99,841
	Dundee Wealth Funds Dynamic CDN Equity Fund	Registered investment company						10,725
	DWS Equity Tr Alternative Asset Allocation Plus Fund	Registered investment company						41,501
	DWS Mut Funds Gold & Precious Metals	Registered investment company						56,065
	Eagle Ser	Registered investment company						22,657
	Eaton Vance Inc Fund Bstn Inc	Registered investment company						153,641
	Eaton Vance Mutual Funds Tr Fltg rate Fund	Registered investment company						42,204
	Eaton Vance Mutual Funds Tr Strategic Inc Fund	Registered investment company						72,727
	Eaton Vance Parametric Structured Emerging Markets	Registered investment company						62,493
	Eaton Vance Parametric Tax-managed Emerging Markets	Registered investment company						48,518
	Eaton Vance Spl Invt Tr Greater India Fund	Registered investment company						42
	Equity Inc A	Registered investment company						55,562
	Europac Growth Fund CL F-1	Registered investment company						19,288
	Europac Growth Fund CL R-4	Registered investment company						111,806
	Europac Growth Fund CL R-5	Registered investment company						26,044
	Fairholme Income Fund	Registered investment company						474,476
	Federated Emerging Market Debt Fund	Registered investment company						34,547
	Federated Income Secs Tr Short-term Income Fund	Registered investment company						11,887
	Federated Prudent Bear Fund	Registered investment company						11,010
	Federated Total Return Sers Inc Bond Fund	Registered investment company						248,147
	Fedt Equity Inc Fund CL A	Registered investment company						10,492
	Fidelity Advisor Ser II Fltg Rate High Inc Fund	Registered investment company						281,592
	Fidelity Advisor Ser VIII Emerging Asia Fund	Registered investment company						31,642
	Fidelity Cap & Income Fund	Registered investment company						30,322
	Fidelity China Region Fund	Registered investment company						27,882
	Fidelity Concord Str Tr Spartan Intl Index Fund	Registered investment company						30,712
	Fidelity Concord Str Tr Spartan Short term Treas Bd Index	Registered investment company						112,472
	Fidelity Finl Tr Conv Sec Fund	Registered investment company						3,659

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Fidelity Invt Tr Canada Fund	Registered investment company						29,025
	Fidelity Contra Fund	Registered investment company						267,547
	Fidelity Equity Income Real Estate Invt Portfolio	Registered investment company						32,328
	Fidelity DVD Growth Fund	Registered investment company						5,554
	Fidelity Guinness Atkinson Fund China & Hong Kong	Registered investment company						36,381
	Fidelity Hastings Str Tr Growth Fund	Registered investment company						7,284
	Fidelity Invt Tr Emerging Markets Fund	Registered investment company						5,522
	Fidelity Invt Tr New Markets Income Fund	Registered investment company						131,715
	Fidelity Invt Tr Worldwide Fund	Registered investment company						23,948
	Fidelity Low priced stock Fund	Registered investment company						46,256
	Fidelity New Latin America Fund	Registered investment company						14,737
	Fidelity New Millennium Fund	Registered investment company						10,633
	Fidelity Salem Street Trust Spartan High Income	Registered investment company						48,320
	Fidelity Secs Fund Intl Real Estate	Registered investment company						21,831
	Fidelity Select Portfolios Advisor Materials CL A	Registered investment company						14,746
	Fidelity Secs Fund Small Cap Value Fund	Registered investment company						13,353
	Fidelity Small Cap Stock Fund	Registered investment company						28,502
	Fidelity Value Fund	Registered investment company						142,214
	First Focus Tributary Balanced Fund	Registered investment company						2,187
	Firsthand Funds Technology Opportunities Fund	Registered investment company						5,898
	Firsthand Funds Technology Value Fund	Registered investment company						19,613
	Fleming Cap Mut Fund Group JP Morgan MidCap Value Fund	Registered investment company						11,941
	FMI Common Stk Fund	Registered investment company						15,845
	FMI Funds Inc	Registered investment company						314,070
	FMI Funds Inc Focus Fund	Registered investment company						7,312
	Forum Funds Auxier Focus Fund	Registered investment company						47,852
	Forum Funds Merk Hard Currency	Registered investment company						88,306
	Forward Funds Intl Real Estate CL A	Registered investment company						29,169
	Franklin Value Invs Tr Small Cap Value Fund	Registered investment company						177,988
	Franklin Growth Fund	Registered investment company						5,218
	Gabelli Ast Fund Sh Ben Int Fund	Registered investment company						38,141
	Gabelli Equity Inc Fund	Registered investment company						159,253
	Gabelli Gold Fund	Registered investment company						7,182
	Gabelli Small Cap Growth Fund	Registered investment company						90,531
	Gamco Global Ser Funds	Registered investment company						7,901
	Gateway Tr Fund CL A	Registered investment company						13,852
	Goldman Sachs Tr Mid Cap Value Fund CL A	Registered investment company						43,996
	Goldman Sachs Tr Mid Cap Equity Fund Class A	Registered investment company						15,243
	Goldman Sachs Tr Mid Cap Equity Fund Instl Shs	Registered investment company						14,683
	Greenspring Fund	Registered investment company						13,279
	Growth Fund America Inc CL F-1	Registered investment company						120,914

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Growth Fund America Inc CL R-4	Registered investment company						119,265
	Growth Fund America Inc CL R-5	Registered investment company						125,693
	Guinness Atkinson Funds Alternative Energy	Registered investment company						11,273
	Guinness Atkinson Funds Global Energy	Registered investment company						6,008
	Hanna Invt Tr Paladin Long Short Fund	Registered investment company						19,800
	Harbor Fund Intl Fund	Registered investment company						151,663
	Harbor Fund Bd Fund	Registered investment company						50,253
	Harbor Commodity Real Return Strategy Fund	Registered investment company						16,750
	Harbor Fund Cap Appreciation Fund	Registered investment company						51,085
	Harding Loevner Fds Inc Emerging Markets Portfolio Advisor Cl	Registered investment company						34,798
	Harding Loevner Inter S/C-IV	Registered investment company						3,821
	Harris Assoc Invt Tr Oakmark Intl Small Cap Fund	Registered investment company						6,969
	Harris Assoc Invt Tr Oakmark Intl Fund	Registered investment company						469,996
	Hartford Mut Funds Growth Opportunities	Registered investment company						57,614
	Hartford Mutual Fund Inc for future issues Mid Cap	Registered investment company						39,681
	Heartland Group Inc Select Value Fund	Registered investment company						33,079
	Heartland Group Inc Value Plus Fund	Registered investment company						47,745
	Hennessy Mutual Funds Inc Focus Fund	Registered investment company						41,045
	Hennessy Mutual Funds Inc Focus Fund 30	Registered investment company						58,556
	Hennessy Funds Tr Gas Utility Index Fund	Registered investment company						35,682
	Hennessy Funds Tr Small Cap Finl Fund	Registered investment company						6,625
	Hennessy Select Sparx Japan Small Cos	Registered investment company						1,031
	Homestead Funds Inc Small co Stk Fund	Registered investment company						10,182
	Hussman Strategic Growth Fund	Registered investment company						99,772
	Hussman Strategic Total Return Fund	Registered investment company						19,752
	Icon Funds Intl Equity Fund	Registered investment company						4,299
	Icon Funds Energy Fund	Registered investment company						127,128
	Icon Funds Information Tech Fund	Registered investment company						22,332
	Icon Funds Materials Fund	Registered investment company						1,371
	Ing Corp Leaders Tr CTF Ser B	Registered investment company						37,694
	Ing Mutual Funds for future issues: Global Nat Resources	Registered investment company						3,463
	Ing Mutual Funds Global Bond Fund	Registered investment company						3,628
	Ing Mutual Funds Global Real Estate Fund	Registered investment company						2,506
	International Fund	Registered investment company						575,634
	Intrepid Cap Mgmt Funds Small Cap	Registered investment company						8,690
	Invesco Charter Fund	Registered investment company						48,376
	Invesco Leisure Fund	Registered investment company						9,988
	Invesco Technology Fund	Registered investment company						2,694
	Invesco Van Kampen Small Cap Growth Fund	Registered investment company						4,256
	Ivy Fund Global Nat Res Fund	Registered investment company						11,824
	Ivy Funds Inc Asset Strategy Fund CL A	Registered investment company						304,523
	Ivy Funds Inc Asset Strategy Fund CL Y	Registered investment company						160,158
	Ivy Funds Inc LTD-Term Bond Fund CL Y	Registered investment company						3,487
	Ivy Funds Inc Science & Tech Fund CL Y	Registered investment company						27,474
	Ivy Funds Inc Small Cap Growth CL Y	Registered investment company						11,727
	James Advantage Funds Balanced Golden Rainbow Fund	Registered investment company						4,260

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	James Advantage Funds Small Cap CL A	Registered investment company						19,091
	Janus Balanced Fund-T	Registered investment company						162,189
	Janus Contrarian Fund	Registered investment company						53,190
	Janus Enterprise T	Registered investment company						109,816
	Janus Flexible Bond F-T	Registered investment company						22,795
	Janus Global Life Sciences	Registered investment company						1,357
	Janus Global Select Fund T	Registered investment company						76,338
	Janus Global Technology-T	Registered investment company						31,991
	Janus Growth & Income Fund	Registered investment company						82,940
	Janus High Yield Fund-T	Registered investment company						53,221
	Janus Invt Fund Global Real Estate Fund CL T	Registered investment company						35,871
	Janus Invt Fund Intech US Core	Registered investment company						46,342
	Janus Invt Fund Overseas Fund	Registered investment company						105,160
	Janus Invt Fund Worldwide Fund	Registered investment company						11,598
	Janus Research Fund	Registered investment company						232,081
	Janus Triton Fund	Registered investment company						144,249
	Janus Venture Fund	Registered investment company						12,318
	Jensen Portfolio Inc Fund CL J	Registered investment company						535,981
	John Hancock Disciplined Value Mid Cap Fund	Registered investment company						3,458
	John Hancock Disciplined Value Fund CL A	Registered investment company						174,045
	John Hancock funds II US Equity	Registered investment company						12,622
	John Hancock Funds II Intl Growth Equity CL A	Registered investment company						17,217
	John Hancock Strategic Ser Inc Fund	Registered investment company						15,918
	JP Morgan Tr US Equity Fund	Registered investment company						92,275
	JP Morgan Tr Equity Income Fund	Registered investment company						36,696
	JP Morgan Tr Large Cap Growth	Registered investment company						27,680
	JP Morgan Tr II Small Cap Value Fund	Registered investment company						3,451
	Kalmar Pooled Invt Tr Small Cap	Registered investment company						50,811
	Keeley Small Cap Value Fund	Registered investment company						114,912
	Kinetics New Paradigm Fund	Registered investment company						11,222
	Large Cap Value	Registered investment company						85,773
	Laudus Tr Growth Large Cap Growth Fund	Registered investment company						122,787
	Laudus Tr Mondrian Intl Fixed Income	Registered investment company						8,202
	Lazard Funds Inc Emerging Markets Fund	Registered investment company						148,694
	Lazard Funds Inc Intl Small Cap Fund	Registered investment company						2,637
	Lazard Funds Inc Realty Equity Portfolio Open	Registered investment company						37,310
	Legg Mason Partners Equity Tr Clearbridge Small Cap Growth	Registered investment company						3,464
	Loomis Sayles Bond Fund	Registered investment company						353,391
	Loomis Sayles Funds II CL A	Registered investment company						10,818
	Loomis Sayles Funds II CL Y	Registered investment company						61,542
	Loomis Sayles Invt Tr Small Cap Value Fund	Registered investment company						39,284
	Loomis Sayles Invt Tr Global Bond Fund	Registered investment company						7,988
	Mainstay Funds Global High Income Fund CL A	Registered investment company						2,563
	Mainstay ICAP International	Registered investment company						32,684
	Mainstay ICAP Select Equity	Registered investment company						13,217
	Mairs and Power Growth Fund	Registered investment company						45,125
	Managers AMG Yacktman Focused Fund	Registered investment company						277,208
	Managers AMG Yacktman Fund Svc	Registered investment company						419,646

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Managers Funds Pimco Bond Fund	Registered investment company						16,550
	Managers Funds Real Estate Secs Fund	Registered investment company						30,996
	Manning & Napier Fund Inc New Equity Ser Fund	Registered investment company						9,643
	Manning & Napier Fund Inc New Intl Ser CL S	Registered investment company						11,520
	Manning & Napier Fund New World Opportunities	Registered investment company						197,253
	Marisco Invt Fund Flexible Cap Fund	Registered investment company						31,932
	Marisco Invt Fund Focus Fund	Registered investment company						161,838
	Marsico Invt Growth Fund	Registered investment company						13,344
	Marsico Invt Fund 21st Century Fund	Registered investment company						116,497
	Matthew 25 Fund	Registered investment company						14,280
	Matthews Asian Funds Asia Small Cos	Registered investment company						3,179
	Matthews Asian Funds Asia Dividend	Registered investment company						46,580
	Matthews Intl Funds Asian Sci & Technology	Registered investment company						6,457
	Matthews Intl Funds Asia Growth & Income	Registered investment company						335,917
	Matthews International Funds China Fund	Registered investment company						136,306
	Matthews International Funds Pac Tiger Fund	Registered investment company						134,157
	Matthews International Funds India Fund	Registered investment company						15,935
	Matthews International Funds Japan	Registered investment company						7,119
	Merger Sh Ben Int	Registered investment company						2,873
	Meridian Fund Inc Com Open End Fund	Registered investment company						266,761
	Meridian Fund Inc Value Fund	Registered investment company						42,197
	Metropolitan West Funds Total Return Bond Fund	Registered investment company						210,060
	MFS Emerging Markets Debt Fund CL 1	Registered investment company						17,059
	MFS New Discovery	Registered investment company						9,315
	MFS New Discovery Fund	Registered investment company						14,708
	MFS Ser Tr Emerging Markets Debt Fund	Registered investment company						319,951
	MFS Utils Fund	Registered investment company						49,450
	Morgan Stanley Institutional Mid Cap Growth	Registered investment company						107,701
	Motley Fool Independence Fund	Registered investment company						25,263
	Motley Fool Tr Great America Fund	Registered investment company						25,991
	Mutual Global Discovery Fund	Registered investment company						37,897
	Mutuals Com Vice Fund	Registered investment company						1,299
	Needham Funds Income Growth Fund	Registered investment company						95,370
	Neuberger & Berman Equity Funds Genesis Fund	Registered investment company						23,249
	Neuberger & Berman Partners Equity Assets	Registered investment company						76,183
	Neuberger Berman Equity Funds Real Estate Fund	Registered investment company						29,752
	Neuberger Berman Equity Funds Small Cap Growth Fund	Registered investment company						211,302
	Neuberger Berman Large Cap Value	Registered investment company						50
	New Perspective Fund CL F-1	Registered investment company						16,353

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Northern Funds Small Cap Value Fund	Registered investment company						80,114
	Northern Lts Tr Sierra Core Retirement	Registered investment company						146,916
	Northern Lts Tr Southern Sun Small Cap	Registered investment company						3,318
	Nuveen Invt Funds Real Estate	Registered investment company						53,228
	Nuveen Invt Funds Inc Small Cap	Registered investment company						6,219
	Nuveen Invt Tr V PFD Fund Cl A	Registered investment company						28,807
	Nuveen Invt Tr II Tradewinds Global Res Fund	Registered investment company						5,484
	Oakmark Equity & Inc Fund	Registered investment company						366,973
	Oakmark Fund	Registered investment company						210,261
	Oakmark Global Fund	Registered investment company						67,441
	Oakmark Select Fund	Registered investment company						128,837
	Oberweis Funds China Oppty Fund	Registered investment company						2,724
	Oppenheimer Developing Markets CL A	Registered investment company						293,823
	Oppenheimer Developing Markets CL Y	Registered investment company						22,724
	Oppenheimer Global Growth & Income	Registered investment company						5,866
	Oppenheimer Gold & Spl Minerals	Registered investment company						17,795
	Paradigm Funds Value	Registered investment company						10,873
	Parnassus Fund	Registered investment company						13,343
	Parnassus Fund Small Cap	Registered investment company						25,134
	Parnassus Inc Tr Eqty Inc Fund	Registered investment company						284,019
	Payden & Rygel Invt Group Metzler/Payden Eur	Registered investment company						6,342
	Payden & Rygel Invt Group Emerging Mkts Bond Fund	Registered investment company						12,095
	Payden & Rygel Invt Group Emerging Mkts Bond Fund Advisor Cl	Registered investment company						53,470
	Perkins Mid Cap Value	Registered investment company						196,967
	Perm Portfolio Fund	Registered investment company						168,997
	Perritt Micro Cap Opportunities Fund	Registered investment company						14,367
	Pimco Funds Developing Loc Mkt Fund	Registered investment company						5,252
	Pimco Funds Emerging Local Bond Fund	Registered investment company						62,360
	Pimco Funds Global Advantage Strategy Bond Fund	Registered investment company						3,459
	Pimco Funds Global Multi-Ast Fund	Registered investment company						191,484
	Pimco Funds Global Multi-Asset Instl Cl	Registered investment company						186,428
	Pimco Funds Pac Invt Mgmt Ser Commodity Real Ret Fund	Registered investment company						111,685
	Pimco Funds Pac Invt Mgmt Ser Short-term Fund CL D	Registered investment company						25,502
	Pimco Funds Pac Invt Mgmt Ser Emerging Markets Bond Fund	Registered investment company						77,329
	Pimco Funds Pac Invt Mgmt Ser For Future Issues	Registered investment company						21,120
	Pimco Funds Pac Invt Mgmt Ser For Future Issues All Auth CL D	Registered investment company						350,835

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Pimco Funds Pac Invt Mgmt Ser For Future Issues All Ast CL D	Registered investment company						63,221
	Pimco Funds Pac Invt Mgmt Ser Future Diversified Fund	Registered investment company						20,670
	Pimco Funds Pac Invt Mgmt Ser Foreign Bond Fund	Registered investment company						68,634
	Pimco Funds Pac Invt Mgmt Ser Hi Yield Fund	Registered investment company						66,040
	Pimco Funds Pac Invt Mgmt Ser Invt Grade Bond Fund	Registered investment company						132,061
	Pimco Funds Pac Invt Mgmt Ser Low Duration Fund	Registered investment company						121,090
	Pimco Funds Pac Invt Mgmt Ser Total Return Fund	Registered investment company						1,082,392
	Pimco Funds Small Cap Stocks plus AR Strategy	Registered investment company						25,021
	Pimco Fundamental Index	Registered investment company						50,628
	Pimco Income Fund	Registered investment company						266,381
	Pimco Real Return Bond Fund	Registered investment company						143,556
	Pimco Unconstrained Bond Fund	Registered investment company						74,242
	Pioneer Global Hi Yield Fund	Registered investment company						47,388
	Pioneer Hi Yield Fund	Registered investment company						39,116
	Price T Rowe Growth Stk Fund	Registered investment company						30,232
	Price T Rowe Global Technology Fund	Registered investment company						160,447
	Price T Rowe Hi Yield Fund	Registered investment company						80,454
	Price T Rowe Health Science Fund	Registered investment company						126,904
	Price T Rowe Retirement Fund 2030FD	Registered investment company						28,390
	Price T Rowe Retirement Fund 2035FD	Registered investment company						1,166
	Primecap Odyssey Funds Aggressive Growth Fund	Registered investment company						43,257
	Primecap Odyssey Funds Growth Fund	Registered investment company						71,359
	Principal Funds Inc Equity Income Fund	Registered investment company						22,696
	Professionally Managed Fund Asterick Xupgrader Fund	Registered investment company						4,982
	Professionally Managed Portfolios Akre Focus Fund	Registered investment company						85,403
	Professionally Managed Portfolios Hodges Sm Cap	Registered investment company						1,211
	Professionally Managed Portfolios Osterweis Strategic Inc	Registered investment company						5,740
	Profunds Biotechnology Ultrasector	Registered investment company						10,267
	Profunds Consumer Svcs Ultrasector	Registered investment company						1,523
	Profunds Internet Ultrasector	Registered investment company						3,533
	Profunds Ultra Emerging Mkts Fund	Registered investment company						1,277
	Profunds Ultra Short Intl	Registered investment company						10,161
	Profunds Ultra Short Small Cap	Registered investment company						33,325
	Profunds Ultrabear	Registered investment company						27,872
	Profunds Oil & Gas Ultrasector Fund	Registered investment company						84,456
	Profunds Pharmaceuticals Ultrasector	Registered investment company						5,625
	Profunds Utils Ultrasector	Registered investment company						490
	Prudential Jennison Mid-Cap Growth	Registered investment company						17,900
	Prudential Jennison Natural Resources CL A	Registered investment company						27,175
	Prudential Jennison Natural Resources CL Z	Registered investment company						45,658

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Putnam Funds Tr Absolute Return 300 CL Y	Registered investment company						113,444
	Putnam Funds Tr Absolute Return 300 CL A	Registered investment company						20,784
	Real Estate Income Fund	Registered investment company						22,271
	Reynolds Funds Blue Chip Growth	Registered investment company						22,127
	Ridgeworth Funds High Income	Registered investment company						47,239
	Ridgeworth Funds Intermediate Bond Fund	Registered investment company						14,920
	Ridgeworth Funds Large Cap Growth	Registered investment company						11,134
	Ridgeworth Funds Seix Fltg Rate Inc	Registered investment company						17,456
	Riv Rd Divid All Cap Value	Registered investment company						6,778
	Rowe Price New Era Fund Inc	Registered investment company						91,737
	Rowe T Price Equity Income Fund	Registered investment company						406,889
	Rowe T Price Index Tr Income Equity 500 Index Fund	Registered investment company						9,822
	Rowe T Price Int Latin America Fund	Registered investment company						62,934
	Rowe T Price Intl Funds Inc Africa and the Middle East Fund	Registered investment company						8,190
	Rowe T Price Intl Funds Emerging Markets Stock Fund	Registered investment company						92,196
	Rowe T Price Intl Funds New Asia	Registered investment company						37,405
	Rowe T Price Mid-Cap Growth Fund	Registered investment company						26,250
	Rowe T Price Pers Strategy Funds	Registered investment company						1,138
	Rowe T Price Real Estate Fund	Registered investment company						9,201
	Rowe T Price Small Cap Fund	Registered investment company						13,624
	Rowe T Price Spectrum Fund Inc Intl Fund	Registered investment company						304,185
	Rowe T Price Spectrum Fund Inc Open End Fund	Registered investment company						619,283
	Royce Fund Dividend Value	Registered investment company						29,092
	Royce Fund Heritage Fund	Registered investment company						84,282
	Royce Fund Low Priced Stock Fund	Registered investment company						35,647
	Royce Fund Micro-Cap Fund	Registered investment company						12,808
	Royce Fund Opportunity Fund	Registered investment company						949
	Royce Fund Pa Mut Fund	Registered investment company						24,904
	Royce Fund Premier Fund Invt CL	Registered investment company						88,466
	Royce Fund Premier Fund Svs CL	Registered investment company						6,643
	Royce Fund Spl Equity Fund	Registered investment company						38,492
	Royce Fund Total Return Fund	Registered investment company						74,341
	Royce Fund Total Return Fund Svc CL	Registered investment company						6,198
	Royce Fund Value Fund	Registered investment company						8,399

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Royce Fund Value Plus Fund	Registered investment company						44,452
	RS Invt Tr Fltg Rate Fund CL A	Registered investment company						37,226
	RS Invt Tr Global Nat Res Fund	Registered investment company						104,865
	RS Invt Tr Partners Fund	Registered investment company						5,203
	RS Invt Tr Select Growth Fund CL A	Registered investment company						4,349
	RS Invt Tr Technolodgy Fund	Registered investment company						25,356
	Rydex OTC 2x Strategy Fund CL H	Registered investment company						2
	Rydex Service Funds Biotechnology Fund	Registered investment company						12,939
	Rydex Service Funds Consumer Products	Registered investment company						3,477
	Rydex Service Tr URSA Fund	Registered investment company						276,393
	Rydex/SGI Service Funds Managed Futures Strategy	Registered investment company						89,488
	Saturna Invt Tr Sextant Intl Fund	Registered investment company						21,686
	Schroder Intern Multi-cap Value fund	Registered investment company						2,707
	Schroder Ser Tr	Registered investment company						9,017
*	Schwab Cap Tr Ast Director-Aggressive Growth Fund	Registered investment company						35,203
*	Schwab Cap Tr Ast Dir Balanced Growth Fund	Registered investment company						2,658
*	Schwab Cap Tr Balanced Fund Inv Shs	Registered investment company						1,091
*	Schwab Cap Tr Core Equity Fund	Registered investment company						68,817
*	Schwab Cap Tr Dividend Equity Fund	Registered investment company						41,107
*	Schwab Cap Tr Fundamental US Large Co Index Fund	Registered investment company						19,173
*	Schwab Cap Tr Fundamental Intl Small Co Index	Registered investment company						16,078
*	Schwab Cap Tr Health Care Fund	Registered investment company						80,477
*	Schwab Cap Tr Intl Index Fund	Registered investment company						69,130
*	Schwab Cap Tr Large Cap Growth Fund	Registered investment company						8,492
*	Schwab Cap Tr Laudus Intl Market Masters Fund	Registered investment company						137,041
*	Schwab Cap Tr Small Cap Equity	Registered investment company						13,310
*	Schwab Cap Tr S&P 500 Index Fund	Registered investment company						685,097
*	Schwab Cap Tr Target 2030 Fund	Registered investment company						20,239
*	Schwab Cap Tr Target 2035 Fund	Registered investment company						3,165
*	Schwab Cap Tr Target 2040 Fund	Registered investment company						61,225
*	Schwab Charles Family Funds Inv Money Fund	Registered investment company						9,039
*	Schwab Family Fund Money Market Fund	Registered investment company						4,308,184
*	Schwab Funds International Core Equity	Registered investment company						6,775
*	Schwab Govt Sec Fund	Registered investment company						95,262
*	Schwab Invts Global Real Estate Fund	Registered investment company						41,079
*	Schwab Invts 1000 Index Fund	Registered investment company						118,253
*	Schwab Small Cap Index Select	Registered investment company						84,805
*	Schwab Invts Treas Inflation Protection Secs Fund	Registered investment company						9,688
*	Schwab Total Bond Mkt Index Fund	Registered investment company						11,145
*	Schwab Total Stock Market Index Fund	Registered investment company						490,878
	Scout Funds Core Plus Bond Fund	Registered investment company						11,762
	Scout Funds Mid Cap Fund	Registered investment company						210,202

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Scwartz Intv Tr Ave Maria Rising Dividend Fund	Registered investment company						22,920
	Selected Amer Sh Inc Cap Stk Fund	Registered investment company						308,142
	Sequoia Fund Inc Com Stk Open End Fund	Registered investment company						65,215
	Short Nasdaq 100 Inv	Registered investment company						38,143
	SIT Mutual Funds Inc Small Cap Growth Fund	Registered investment company						44,643
	Small Cap Fund	Registered investment company						102,310
	Small Cap World Fund CL F-1	Registered investment company						43,931
	Sound Shore Fund Inc	Registered investment company						11,550
	Spartan Extd Mkt Index Fund	Registered investment company						20,742
	SSGA Emerging Mkt Fund	Registered investment company						16,226
	SSGA International Stock Selection Fund	Registered investment company						31,760
	Steelpath MLP Funds Tr Select 40	Registered investment company						6,802
	Sunamerica Focused Ser Inc Dividend Strategy	Registered investment company						27,144
	T Rowe Price Blue Chip Growth Fund	Registered investment company						51
	T Rowe Price Cap Appreciation Fund	Registered investment company						189,645
	T Rowe Price Finl Svcs Fund	Registered investment company						4,641
	T Rowe Price Global Real Estate Fund Advisor CL	Registered investment company						16
	T Rowe Price Global Real Estate Fund	Registered investment company						15,085
	TCW Funds Inc Emerging Markets Inc Fund	Registered investment company						17,852
	TCW Funds Inc Formerly TCW Galileo Emerging Markets	Registered investment company						76,322
	TCW Galileo Funds Inc Dividend Focused Fund	Registered investment company						17,292
	TCW Galileo Funds Inc Select Equities Fund	Registered investment company						41,258
	TCW Galileo Funds Inc Small Cap Growth Fund	Registered investment company						5,899
	TCW Galileo Funds Inc Total Return Bond Fund	Registered investment company						97,907
	TCW Total Return Bond Fund CL 1	Registered investment company						110,179
	Templeton Growth Fund	Registered investment company						12,805
	Templeton Income Tr Global Gond Fund	Registered investment company						122,424
	Templeton Tr Global Bond Fund	Registered investment company						53,477
	Templeton Global Invt Tr Bric Fund	Registered investment company						2,674
	Teton Westwood Equity Fund Mighty Mites	Registered investment company						31,651
	TFS Cap Invt Tr Market Neutral Fund	Registered investment company						16,163
	Third Avenue Tr Real Estate Value Fund	Registered investment company						36,458
	Third Avenue Tr Value Tr Fund	Registered investment company						62,385
	Thomas White Intl Fund	Registered investment company						36,509
	Thompson Plumb Funds Inc Bond Fund	Registered investment company						10,211
	Thornburg Intl Value Fund	Registered investment company						64,210
	Thornburg Invt Tr Strategic Fund CL A	Registered investment company						110,439
	TIAA-CREF Mutual Fund	Registered investment company						5,429
	TIAA-CREF Mutual Funds Growth & Income	Registered investment company						2,323
	Tocqueville Gold Fund	Registered investment company						144,528
	Tocqueville Tr Delafield Fund	Registered investment company						30,794
	Tocqueville Tr Fund	Registered investment company						83,255
	Touchstone Tr Sands Cap Select Growth	Registered investment company						142,119
	Touchstone Strategic Tr Value Fund CL Y	Registered investment company						19,676
	Transamerica Diversified Equity	Registered investment company						66,295

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Trust for Professional Managers Smead Value	Registered investment company						17,334
	Turner Funds Midcap Fund	Registered investment company						63,606
	Turner Funds Small Cap Growth Fund	Registered investment company						2,580
	Tweedy Browne Fund Inc Global Value Fund	Registered investment company						64,007
	US Global Accolade Funds Eastn European Fund	Registered investment company						21,228
	US Global Investors Funds	Registered investment company						55,123
	Ultra Short NASDAQ 100	Registered investment company						31,371
	USGI Wold Precious Mineral Fund	Registered investment company						6,720
	Value Line Inc Fund	Registered investment company						21,528
	Value Line Small Cap Growth Fund	Registered investment company						13,350
	Van Eck Funds Intl Inv	Registered investment company						99,399
	Van Eck Commodity Index Fund	Registered investment company						23,728
	Van Eck Global Hard Ast CL A	Registered investment company						2,781
	Vanguard Balanced Index Fund	Registered investment company						8,339
	Vanguard Bond Index Fund Inc Inter Term Portfolio Fund	Registered investment company						138,170
	Vanguard Bond Index Fund Long Term Portfolio Fund	Registered investment company						35,086
	Vanguard Bond Index Fund Mid-Cap Value Index	Registered investment company						20,885
	Vanguard Bond Index Fund Inc Short Term Portfolio Fund	Registered investment company						150,016
	Vanguard Bond Index Fund Small Cap Value Index	Registered investment company						158,401
	Vanguard Bond Index Fund Total Bond Mkt	Registered investment company						238,883
	Vanguard Bond Index Fund Total Bond Mkt Inv CL	Registered investment company						47,168
	Vanguard Cap Value Fund	Registered investment company						130,373
	Vanguard Developed Markets Index Fund	Registered investment company						271,164
	Vanguard Equity Inc Fund	Registered investment company						28,261
	Vanguard Emerging Markets Stk Index Fund Signal Shs	Registered investment company						103,239
	Vanguard Emerging Markets Stock Index Fund	Registered investment company						287,534
	Vanguard Explorer Fund	Registered investment company						3,820
	Vanguard Extd Mkt Index Fund	Registered investment company						24,775
	Vanguard Fenway Funds Prime Cap Core Fund	Registered investment company						40,907
	Vanguard Fixed Income Secs Fund Inc GNMA Portfolio	Registered investment company						482,545
	Vanguard Fixed Income Secs Fund Inc Inter-term	Registered investment company						23,037
	Vanguard Fixed Income Secs Fund Inc Inter-term Invt Grade	Registered investment company						18,318
	Vanguard Fixed Income Secs Fund Inc Long-term Invt Grade Fund	Registered investment company						27,377
	Vanguard Fxd Inc Secs Fund Inflation Protected Fund	Registered investment company						285,660
	Vanguard Fxd Inc Secs Fund Inc Short Term US Treas Portfolio	Registered investment company						2,024
	Vanguard Growth Index Fund	Registered investment company						41,907
	Vanguard High Dividend Yield	Registered investment company						122,481
	Vanguard Horizon Global Equity Fund	Registered investment company						38,139
	Vanguard Index Tr 500 Portfolio Fund	Registered investment company						89,249
	Vanguard Index Tr Extd Mkt Fund	Registered investment company						43,478
	Vanguard Index Tr Growth Index Fund Signal Shs	Registered investment company						156,276
	Vanguard Index Tr Mid Capitalization Stock Fund	Registered investment company						37,058
	Vanguard Index Tr Small Cap Growth Portfolio	Registered investment company						294,516

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Vanguard Index Tr Value Index Fund	Registered investment company						281,145
	Vanguard Inflation Protected Securities Fund	Registered investment company						106,978
	Vanguard Inter Term Treas Fund Admiral Shares	Registered investment company						109,469
	Vanguard International Equity Index Fund Inc European Portfolio	Registered investment company						13,319
	Vanguard International Value Fund	Registered investment company						134,942
	Vanguard Malvern Funds Short-term inflation protected	Registered investment company						259,195
	Vanguard Pacific Stk Index Fund	Registered investment company						12,031
	Vanguard Short Term Invt Grade Inv	Registered investment company						214,356
	Vanguard Small Cap Index Fund Signal	Registered investment company						145,816
	Vanguard Small Cap Index Fund	Registered investment company						199,532
	Vanguard Small Cap Value Index Fund	Registered investment company						126,540
	Vanguard Specialized Portfolios Dividend Appreciation Index	Registered investment company						23,099
	Vanguard Specialized Portfolios Dividend Growth	Registered investment company						136,021
	Vanguard Specialized Portfolios Energy Fund	Registered investment company						122,002
	Vanguard Specialized Portfolios Precious Metals Fund	Registered investment company						16,477
	Vanguard Specialized Portfolios Reit Index Fund	Registered investment company						208,778
	Vanguard Specialized Portfolios Reit Index Fund Signal	Registered investment company						105,918
	Vanguard Star Fund	Registered investment company						97,715
	Vanguard Total Intl Stk Index Fund	Registered investment company						151,846
	Vanguard Total Intl Stk Index Fund Inv Shares	Registered investment company						668,876
	Vanguard Total Stk Mkt Index Fund	Registered investment company						23,542
	Vanguard Value Index Fund	Registered investment company						68,807
	Vanguard Wellesley Inc Fund	Registered investment company						211,446
	Vanguard Wellington Fund	Registered investment company						77,884
	Vanguard Whitehall Funds Intl Explorer	Registered investment company						54,373
	Vanguard World Fund Intl Growth Fund	Registered investment company						19,117
	Victory Portfolios Small Co Opportunity	Registered investment company						11,882
	Virtus Opportunities Tr Foreign Opportunities	Registered investment company						11,083
	Voyageur Mutual Funds III Delaware Select	Registered investment company						2,790
	Wasatch Funds Inc Heritage Growth Fund	Registered investment company						21,270
	Walthausen Small Cap Value	Registered investment company						3,996
	Wasatch Small Cap Growth Fund	Registered investment company						125,444
	Weitz Partners Value Fund	Registered investment company						62,720
	Weitz Fund Value Fund	Registered investment company						35,321
	Wells Fargo Fds Tr Advantage Asia Pac Fund	Registered investment company						9,125
	Wells Fargo Fuds Adv Emerging Markets Equity	Registered investment company						7,255
	Wells Fargo Adv S/C Disc-Inv	Registered investment company						1,474
	Wells Fargo Fds C&B Large Cap Value Fund	Registered investment company						19,093
	Wells Fargo Fds C&B Mid Cap Value Fund	Registered investment company						15,907
	Wells Fargo Funds Tr Advantage Growth Fund	Registered investment company						109,262
	Wells Fargo Advantage Funds Precious Metals CL A	Registered investment company						20,445
	Wells Fargo Funds Tr Advantage Special Mid Cap Fund	Registered investment company						35,326
	Wells Fargo Funds Tr Advantage Short Term High Yield Bond Fund	Registered investment company						1,403
	Wells Fargo Funds Tr Advantage Small Cap Value	Registered investment company						13,858
	Westcore Plus Bond Fund	Registered investment company						196,141
	Westcore Tr Midco Growth Fund	Registered investment company						2,594

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
	Identity of Issue, Borrower,		Rate of	Date of Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Westcore Tr Intl Small Cap Fund	Registered investment company						1,136
	Wexford Tr Muhlenkamp Fund	Registered investment company						16,681
	William Blair Growth Fund	Registered investment company						43,470
	William Blair International Growth Fund	Registered investment company						42,771
	Wilshire Target Funds Large Co Growth Fund	Registered investment company						50,175
	Wintergreen Fund Inc Com Fund	Registered investment company						11,005
	World Funds New Toreador Intl Fund Cl A	Registered investment company						724

		Total registered investment companies						48,679,996

*	NIKE, Inc., Class B Common Stock	Common stock						549,825,241

*	NT Collective Aggregate Bond Index Fund	Collective trust fund						174,974,234
*	NT Collective All Country World Ex Fund	Collective trust fund						208,237,646
*	NT Collective Govt STIF	Collective trust fund						1,384,362
*	NT Collective Russell 2000 Equity Index Fund	Collective trust fund						212,483,150
*	NT Collective S&P 500 Equity Index Fund	Collective trust fund						419,124,371
	Morley Stable Value Fund	Collective trust fund						148,446,672

								1,164,650,435

		Interest bearing cash						9,841

		Total participant directed investments						1,763,165,513

	Nonparticipant-directed
	MFO PIMCO Funds Commodities Plus Strategy Fund	Registered investment company					$38,391,510	41,130,734

*	NT Collective Aggregate Bond Index Fund	Collective trust fund					50,159,384	69,545,252
*	NT Collective Global Real Estate Index Fund	Collective trust fund					20,623,214	33,259,670
*	NT Collective International Small Cap Index Fund	Collective trust fund					29,168,097	39,969,380
*	NT Collective MSCI ACWI US Index Fund	Collective trust fund					54,829,372	66,992,792
*	NT Collective S&P 400 Equity Index Fund	Collective trust fund					21,135,726	34,892,149
*	NT Collective Russell 2000 Equity Index Fund	Collective trust fund					22,071,215	34,691,785
*	NT Collective S&P 500 Equity Index Fund	Collective trust fund					81,489,006	141,364,130
*	NTGI Collective Trust Government Short-term Investment Fund	Collective trust fund					6,046,452	6,046,452
*	NT Collective World Government Bond Index Fund	Collective trust fund					35,604,155	37,519,836

		Total collective trust funds					321,126,621	464,281,446

	Gen Maritime Corp	Common stock					276,469	18,900
	MOVE Inc	Common stock					—	2,073

		Total common stock					276,469	20,973

	AAR Corp	Corporate bond	7.250%	2022	Jan	$425,000	434,313	461,125
	Access Midstream	Corporate bond	4.875%	2023	May	$275,000	275,000	271,562
	Air Lease Corp	Corporate bond	5.625%	2017	Apr	325,000	325,406	350,188

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Aircastle Ltd	Foreign bond	6.250%	2019	Dec	275,000	276,283	297,687
	Aleris Intl Inc	Corporate bond	7.875%	2020	Nov	375,000	375,000	405,000
	Amerigas Fin Corp	Corporate bond	6.750%	2020	May	200,000	200,000	218,000
	Anixter Inc	Corporate bond	5.625%	2019	May	225,000	225,000	239,062
	Arcelormittal SA Luxembourg	Foreign bond	10.350%	2019	Jun	275,000	317,906	340,312
	Audatex North Mandatory Exch	Corporate bond	6.750%	2013	Jun	375,000	381,800	398,906
	Aviv Healthcare PPTYS Ltd Partnership	Corporate bond	7.750%	2019	Feb	375,000	385,188	409,687
	BI-LO LLC	Corporate bond	9.250%	2019	Feb	200,000	204,000	220,500
	Bluescope Stl Fin Ltd Sr Nt	Foreign bond	7.125%	2018	May	150,000	153,375	155,625
	Cabrizo Oil & Gas	Corporate bond	8.625%	2018	Oct	300,000	300,625	327,000
	Catalina Marketing	Corporate bond	10.500%	2015	Oct	225,000	236,752	227,812
	Century Link Inc	Corporate bond	5.800%	2022	Mar	175,000	178,125	178,938
	Chemtura Corp	Corporate bond	7.875%	2018	Sep	150,000	148,904	164,250
	Ches Energy Corp Sr Nt	Corporate bond	2.750%	2015	Nov	275,000	265,375	280,500
	CHS / Community Health	Corporate bond	5.125%	2018	Aug	175,000	175,000	182,437
	CHS / Community Health	Corporate bond	8.000%	2019	Nov	100,000	102,500	110,000
	CR Accep Corp Mich	Corporate bond	9.125%	2017	Feb	300,000	305,494	324,000
	CSC Hldgs LLC	Corporate bond	6.750%	2021	Nov	150,000	153,750	168,000
	Clean Hbrs Inc	Corporate bond	5.125%	2021	Jun	275,000	275,750	283,250
	Compagnie Generale	Foreign bond	9.500%	2016	May	300,000	310,500	315,750
	Constellation	Corporate bond	4.250%	2023	May	200,000	200,000	196,500
	Dave & Busters Inc	Corporate bond	11.000%	2018	Jun	125,000	125,000	140,313
	Davita Inc	Corporate bond	5.750%	2022	Aug	125,000	125,000	133,125
	Delta	Corporate bond	6.750%	2015	Nov	350,000	346,875	369,250
	Energy Transfer	Corporate bond	7.500%	2020	Oct	150,000	157,125	172,125
	Energy XXI Gulf Coast Inc	Corporate bond	9.250%	2017	Dec	350,000	363,250	388,500
	Energy Solutions	Corporate bond	10.750%	2018	Aug	325,000	326,881	347,750
	Entertainmnet PPTYS Tr Sr Nt	Corporate bond	7.750%	2020	July	100,000	98,290	118,514
	Equinix Inc	Corporate bond	4.875%	2020	Apr	125,000	125,000	127,188
	Equinix Inc	Corporate bond	7.000%	2021	July	175,000	175,000	194,687
	Everest Acqstn LLC	Corporate bond	6.875%	2019	May	125,000	125,000	135,000
	Express LLC	Corporate bond	8.750%	2018	Mar	125,000	124,074	135,156
	Genesis Energy LP	Corporate bond	7.875%	2018	Dec	150,000	150,000	163,125
	Gen Mtrs Accep	Corporate bond	8.000%	2031	Nov	175,000	220,688	224,000
	Gestamp FDG	Foreign bond	5.625%	2020	May	200,000	200,000	193,500
	Getco Fing Mand Exch KCG Hldgs	Corporate bond	5.000%	2013	July	250,000	250,000	244,375
	GMAC LLC Pfd	Corporate bond	7.250%	2033	Feb	183,600	183,600	203,920
	HCA Inc	Corporate bond	6.500%	2020	Feb	250,000	250,208	281,875
	HCA Inc	Corporate bond	5.875%	2023	May	100,000	100,219	105,750
	Hexion US Fin	Corporate bond	6.625%	2020	Apr	150,000	153,375	156,000
	Holly Energy	Corporate bond	6.500%	2020	Mar	300,000	300,000	318,750
	Holly Energy	Corporate bond	8.250%	2018	Mar	100,000	100,000	107,750

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	Horizon Lines	Corporate bond	11.000%	2016	Oct	321,000	321,000	318,592
	Hughes Satellite	Corporate bond	6.500%	2019	Jun	275,000	285,031	300,438
	Huntington Ingalls	Corporate bond	6.875%	2018	Mar	375,000	375,000	408,750
	ICAHN Enterprises	Corporate bond	7.750%	2016	Jan	125,000	130,156	129,375
	ICAHN Enterprises	Corporate bond	8.000%	2018	Jan	275,000	287,375	291,500
	Intelstat Jackson Hldgs LTD	Corporate bond	8.500%	2019	Nov	175,000	182,875	192,063
	Intelstat Jackson Hldgs SA	Foreign bond	7.250%	2020	Oct	100,000	101,750	108,500
	Intl Lease Fin	Corporate bond	5.875%	2019	Apr	225,000	243,563	241,313
	Intl Lease Fin	Corporate bond	8.875%	2017	Sep	150,000	158,250	180,375
	Iron Mtn Inc Del	Corporate bond	5.750%	2024	Aug	275,000	275,000	278,437
	Iron Mtn Inc Del	Corporate bond	7.750%	2019	Oct	150,000	151,125	167,438
	ITC Deltacom Inc	Corporate bond	10.500%	2016	Apr	159,000	175,099	168,095
	Kemet Corp Sr Nt	Corporate bond	10.500%	2018	May	100,000	105,500	103,250
	Kennedy Wilson Inc	Corporate bond	8.750%	2019	Apr	200,000	200,121	219,500
	Kinetic Concepts Inc	Corporate bond	10.500%	2018	Nov	400,000	419,425	433,000
	Lender Processing	Corporate bond	5.750%	2023	Apr	125,000	126,406	138,125
	Level 3 Fing Inc	Corporate bond	10.000%	2018	Feb	175,000	189,875	190,312
	Level 3 Fing Inc	Corporate bond	8.625%	2020	July	100,000	100,156	110,000
	Markwest Energy	Corporate bond	4.500%	2023	July	300,000	300,000	291,750
	Medi-Partenaires Sas Bnds	Foreign bond	7.000%	2020	May	325,000	426,192	416,461
	MPT Oper Partnership LP	Corporate bond	6.375%	2022	Feb	250,000	252,500	273,750
	National Money Mart Co	Foreign bond	10.375%	2016	Dec	175,000	178,854	187,469
	Novelis Inc	Foreign bond	8.750%	2020	Dec	225,000	238,781	251,438
	Omega Healthcare	Corporate bond	5.875%	2024	Mar	400,000	400,000	432,000
	Paetec Hldg Corp	Corporate bond	9.875%	2018	Dec	225,000	238,500	255,938
	Penn VA Res	Corporate bond	8.375%	2020	Jun	275,000	275,000	299,062
	Phibro Animal Hlth	Corporate bond	9.250%	2018	July	175,000	172,599	190,750
	Prestige Brands Inc	Corporate bond	8.250%	2018	Apr	150,000	150,423	162,000
	Provident FDG	Corporate bond	6.750%	2021	Jun	450,000	452,250	459,000
	PVTPL Alegeco Scotsman Global Fin PLC Sr Secd Nt	Foreign bond	8.500%	2018	Oct	200,000	217,000	208,000
	PVTPL Alere Inc Sr Nt	Corporate bond	7.250%	2018	July	325,000	326,250	352,625
	PVTPL Alliance Data Sys Corp Sr Nt	Corporate bond	6.375%	2020	Apr	425,000	425,000	459,000
	PVTPL Aramark Corp	Corporate bond	5.750%	2020	Mar	150,000	150,000	155,250
	PVTPL Ardagh Packaging Fin PLC	Corporate bond	4.875%	2022	Nov	225,000	225,000	224,437
	PVTPL Ardagh Packaging Fin PLC	Corporate bond	7.375%	2017	Oct	200,000	210,104	217,250
	PVTPL Atlas Pipeli Part LP	Corporate bond	5.875%	2023	Aug	225,000	225,250	229,500
	PVTPL Barminco Fin Pty Ltd Sr Nt	Foreign bond	9.000%	2018	Jun	250,000	250,062	245,000
	PVTPL Block Communications Inc Sr Nt	Corporate bond	7.250%	2020	Feb	200,000	200,000	217,000
	PVTPL Brookfield Residential Sr Nt	Foreign bond	6.500%	2020	Dec	200,000	200,000	214,000
	PVTPL Cantor Coml Real Estate Co LP	Corporate bond	7.750%	2018	Feb	175,000	173,222	181,125
	PVTPL Catalent Pharma Solutions Inc	Corporate bond	7.875%	2018	Oct	325,000	331,406	329,875
	PVTPL Cequel Com Hldg	Corporate bond	6.375%	2020	Sep	150,000	154,500	156,750
	PVTPL Clear Channel Worldwide	Corporate bond	6.500%	2022	Nov	300,000	300,000	316,500

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	PVTPL CCO Hldgs LLC	Corporate bond	5.750%	2023	Sep	425,000	425,000	428,719
	PVTPL CNG Holdgs Inc Sr Secd Nt	Corporate bond	9.375%	2020	May	150,000	150,000	149,250
	PVTPL CNO Finl Group Inc Sr Secd Nt	Corporate bond	6.375%	2022	Oct	225,000	227,125	243,844
	PVTPL C&S Group Enterprises LLC Sr Secd Nt	Corporate bond	8.375%	2017	May	108,000	106,535	116,100
	PVTPL Digital Globe Inc Sr Nt	Corporate bond	5.250%	2021	Feb	200,000	200,000	201,500
	PVTPL Drill Rigs Hldgs Inc Sr Secd Nt	Corporate bond	6.500%	2017	Oct	275,000	273,540	280,500
	PVTPL FGI Oper Co LLC	Corporate bond	7.875%	2020	May	225,000	225,000	242,438
	PVTPL First Quality Fin Co	Corporate bond	4.625%	2021	May	225,000	225,000	219,375
	PVTPL Fresenius Med Care US Fin	Corporate bond	5.875%	2022	Jan	425,000	425,000	476,000
	PVTPL FMG RES August 2006 PTY Ltd Sr Nt	Foreign bond	8.250%	2019	Nov	325,000	325,000	342,875
	PVTPL FTI Consulting Inc Sr Nt	Corporate bond	6.000%	2022	Nov	300,000	301,188	317,250
	PVTPL Harbinger Group Inc Sr Secd Nt	Corporate bond	7.875%	2019	Jul	400,000	397,926	426,000
	PVTPL IAC/Interactive Corp	Corporate bond	4.750%	2022	Dec	110,000	110,159	108,075
	PVTPL IMS Health Inc Sr Nt	Corporate bond	6.000%	2020	Nov	300,000	302,875	317,250
	PVTPL Intelsat Jackson Hldgs S A Sr Nt	Foreign bond	5.500%	2023	Aug	125,000	125,000	122,500
	PVTPL Jefferies Fin LLC	Corporate bond	7.375%	2020	Apr	400,000	400,000	402,000
	PVTPL Jefferies Ln Core LLC	Corporate bond	6.875%	2020	Jun	225,000	225,000	225,563
	PVTPL Kinove German Bondco Sr Secd Nt	Foreign bond	9.625%	2018	Jun	225,000	225,000	250,313
	PVTPL Kodiak Oil & Gas Corp Sr Nt	Corporate bond	5.500%	2021	Jan	200,000	200,000	207,500
	PVTPL Lynx I Corp	Foreign bond	6.000%	2021	Oct	275,000	430,444	438,191
	PVTPL Nationstar Mtg LLC	Corporate bond	6.500%	2021	Jul	375,000	380,687	382,500
	PVTPL Netflix Inc	Corporate bond	5.375%	2021	Feb	250,000	250,000	253,750
	PVTPL Nuance Communications Inc	Corporate bond	5.375%	2020	Aug	200,000	203,500	202,500
	PVTPL Oxea Fin & CY S C A Sr Secd Nt	Foreign bond	9.500%	2017	Jul	152,000	152,000	163,400
	PVTPL Petrologistics LP	Corporate bond	6.250%	2020	Apr	275,000	275,375	277,062
	PVTPL Prospect med Hldgs Inc Sr Nt	Corporate bond	8.375%	2019	May	425,000	435,094	459,000
	PVTPL Reliance Inter Holdings LP Sr Nt	Foreign bond	9.500%	2019	Dec	200,000	190,596	221,000
	PVTPL Revlon Consumer Prods Corp Sr Nt	Corporate bond	5.750%	2021	Feb	250,000	250,000	254,375
	PVTPL Sabre Inc Sr Secd Nt	Corporate bond	8.500%	2019	May	375,000	378,500	413,438
	PVTPL Sawgrass merg Sub	Corporate bond	8.750%	2020	Dec	325,000	327,750	342,875
	PVTPL Select med Corp Sr Nt	Corporate bond	6.375%	2021	Jun	350,000	350,000	348,469
	PVTPL Sirius XM Radio Inc Sr Nt	Corporate bond	5.250%	2022	Aug	250,000	250,000	256,875
	PVTPL SIWF Merger Sub Inc Sr Secd Nt	Corporate bond	6.250%	2021	Jun	175,000	175,000	174,125
	PVTPL SNR NTS Eur1000	Foreign bond	5.750%	2021	Feb	175,000	235,865	237,006
	PVTPL Spectrum Brands Escrow Corp Sr Nt	Corporate bond	6.375%	2020	Nov	350,000	354,750	375,813
	PVTPL SPL Logistics Escrow LLC	Corporate bond	8.875%	2020	Aug	275,000	284,281	288,062
	PVTPL Sr Secd Nt	Corporate bond	6.750%	2020	Nov	250,000	251,875	261,250
	PVTPL Steel Dynamics Inc Sr Nt	Corporate bond	6.125%	2019	Aug	200,000	200,000	217,500
	PVTPL Suncoke Energy Partners LP	Corporate bond	7.375%	2020	Feb	75,000	75,000	79,500
	PVTPL Truven Health	Corporate bond	10.625%	2020	Jun	300,000	298,035	339,000
	PVTPL UPCB Fin V LTD	Corporate bond	7.250%	2021	Nov	225,000	225,000	248,063
	PVTPL Valeant Pharmaceuticals Intl GTD	Corporate bond	7.000%	2020	Oct	300,000	301,312	323,250
	PVTPL Viskase Cos Inc Sr Secd Nt	Corporate bond	9.875%	2018	Jan	150,000	152,063	160,125

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2013

(a)	(b)	(c)	(c)	(c)		(c)	(d)	(e)
			Rate	Date of
	Identity of Issue, Borrower,		of	Maturity		Par		Current
	Lessor or Similar Party	Description of Investment	Interest	Year	Month	Value	Cost (1)	Value
	PVTPL WMG Acquisition Corp Sr Secd Nt	Corporate bond	6.000%	2021	Jan	125,000	125,938	131,875
	Quebecor Media Inc	Foreign bond	7.750%	2016	Mar	217,000	189,875	220,797
	Reynolds Group	Corporate bond	7.875%	2019	Aug	325,000	331,179	355,875
	Reynolds Group	Corporate bond	9.875%	2019	Aug	200,000	200,647	218,000
	Rosetta Res Inc	Corporate bond	5.625%	2021	May	200,000	200,000	200,500
	Servicemaster Co	Corporate bond	8.000%	2020	Feb	100,000	101,500	102,875
	SESI LLC	Corporate bond	7.125%	2021	Dec	175,000	175,000	196,437
	SM Energy Co	Corporate bond	6.500%	2023	Jan	150,000	150,000	165,000
	Spectrum Brands	Corporate bond	9.500%	2018	Jun	375,000	392,860	414,844
	Squaretwo Finl	Corporate bond	11.625%	2017	Apr	225,000	208,875	239,062
	Starz LLC	Corporate bond	5.000%	2019	Sep	300,000	306,000	304,500
	Stream Global Svcs	Corporate bond	11.250%	2014	Oct	225,000	236,563	231,188
	Suncoke Energy Inc	Corporate bond	7.625%	2019	Aug	375,000	374,187	401,250
	Tenet Healthcare Corp	Corporate bond	6.250%	2018	Nov	200,000	200,000	221,500
	Thompson Creek	Foreign bond	9.750%	2017	Dec	175,000	173,383	191,188
	Toys R Us Ppty Co	Corporate bond	10.750%	2017	July	375,000	384,877	397,500
	Trionista Hold Co	Foreign bond	5.000%	2020	Apr	150,000	196,275	198,774
	Unit Corp	Corporate bond	6.625%	2021	May	400,000	395,000	420,000
	Unity Media NRW	Foreign bond	5.125%	2023	Jan	350,000	467,180	454,734
	Utd Rentals N. America	Corporate bond	9.250%	2019	Dec	275,000	274,781	309,719
	Viasat Inc	Corporate bond	6.875%	2020	Jun	475,000	482,188	513,000
	W&T Offshore Inc	Corporate bond	8.500%	2019	Jun	275,000	291,500	299,062
	Wendys/Arbys	Corporate bond	10.000%	2016	July
	Zayo Group LLC	Corporate bond	8.125%	2020	Jan	400,000	406,250	444,000

		Total corporate and foreign bonds					38,066,764	39,917,598

		Interest bearing cash						3,415,879

		Total nonparticipant-directed investments					$397,584,895	548,766,630

		Total investments						$2,311,932,143

	Notes receivable from participants
		Interest Rate: 4% - 37%
*	Notes Receivable from Participants	Maturity Date: 2013 - 2023						$27,201,901

*	Party-in-interest.
(1)	Cost information has been omitted for participant directed assets.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

Year Ended May 31, 2013

(a)	(b)	(c)	(d)
Identity of Issue, Borrower,	Description of	Cost of	Proceeds of
Lessor or Similar Party	Investment	Acquisitions	Dispositions
Amern Builders	Corporate bond	$150,000	$152,250
Arcelormittal	Corporate bond	168,219	171,937
Ball Corp	Corporate bond	125,000	124,281
Boise Cascade	Corporate bond	350,000	355,250
CCO Holdings	Corporate bond	375,000	368,750
CHS / Community Health	Corporate bond	225,000	51,187
CHS / Community Health	Corporate bond	175,000	178,719
Cit Group Inc	Corporate bond	150,000	150,562
Citigroup Inc	Corporate bond	300,000	304,500
Citigroup Inc	Corporate bond	375,000	376,406
Cogeco Cable Inc	Corporate bond	225,000	228,937
Contl Res Inc	Corporate bond	225,000	232,875
Cyrusone	Corporate bond	75,000	76,781
Davita Inc	Corporate bond	225,000	104,375
Equiniti Bond Co.	Corporate bond	263,620	265,191
Erickson Air-Crane	Corporate bond	225,000	230,906
Hiland Partners LP	Corporate bond	163,500	166,500
Iamgold Corp	Corporate bond	200,000	200,094
Intelsat	Corporate bond	132,874	261,450
Iron Mtn Inc	Corporate bond	375,000	101,000
Lender Processing	Corporate bond	104,500	302,437
Nokia Siemens	Corporate bond	161,569	171,921
Novelis Inc	Corporate bond	156,375	196,000
PVH Corp	Corporate bond	100,000	100,500
PVTPL Affinia Group Inc	Corporate bond	225,810	224,771
PVTPL Altice Fing	Corporate bond	200,000	209,000
PVTPL Amsurg Corp	Corporate bond	200,000	201,562
PVTPL Biomet Inc	Corporate bond	410,000	205,500
PVTPL Cequel Com Holding	Corporate bond	257,500	104,125
PVTPL Chiquita Brands Intl Inc	Corporate bond	124,092	125,937
PVTPL Continental Res Inc	Corporate bond	255,937	103,000
PVTPL CVR Refng	Corporate bond	250,000	249,062
PVTPL Dufry Fin SCA	Corporate bond	450,000	458,250
PVTPL IAC/Interactive Corp	Corporate bond	260,375	151,125
PVTPL Lear Corp	Corporate bond	125,000	125,937

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

Year Ended May 31, 2013

(a)	(b)	(c)	(d)
Identity of Issue, Borrower,	Description of	Cost of	Proceeds of
Lessor or Similar Party	Investment	Acquisitions	Dispositions
PVTPL Level 3 Fing Inc	Corporate bond	125,000	124,375
PVTPL MDC Partners	Corporate bond	100,000	102,125
PVTPL Neenah Paper Inc	Corporate bond	100,000	101,250
PVTPL NES Rentals	Corporate bond	250,000	255,000
PVTPL NRG Energy Inc	Corporate bond	225,000	228,312
PVTPL Rent a Center Inc	Corporate bond	200,000	202,250
PVTPL RSI Home Prods Inc	Corporate bond	75,000	75,750
PVTPL Sequa Corp	Corporate bond	320,125	325,812
PVTPL Simmons Bedding Co	Corporate bond	415,250	412,000
PVTPL Sothebys	Corporate bond	325,000	102,250
PVTPL SPL Logistics Escrow LLP	Corporate bond	186,812	79,875
PVTPL Sr Note	Corporate bond	125,000	125,687
PVTPL Sr Secd Note	Corporate bond	302,250	50,750
PVTPL Taylor Morrison Comntys Inc	Corporate bond	100,000	101,250
Regal Entertainment Group	Corporate bond	75,000	75,375
Tenet Healthcare Corp Mand Exchange	Corporate bond	200,000	201,500
Tesoro Corp	Corporate bond	250,000	257,125
United Rentals North America Inc	Corporate bond	75,000	76,062
Unity Media Hessen GMBH & Co	Foreign bond	425,000	432,437
UTD STS STL Corp	Corporate bond	250,000	254,594

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the NIKE, Inc., Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKE, Inc., 401(k) Savings and Profit Sharing Plan

Date: November 22, 2013	By:	/s/ Kelley Hall
Kelley Hall Chairperson, NIKE, Inc. Retirement Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm